                                                        Filed by PXRE Group Ltd.
                                                            pursuant to Rule 425
                                            under the Securities Act of 1933 and
                                            deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                           Subject Company: Argonaut Group, Inc.
                                                  Commission File No. 333-142568

Contact:                                                              Investors:
PXRE Group Ltd.                                              Sard Verbinnen & Co
Robert P. Myron                                      Jamie Tully/Lesley Bogdanow
Chief Financial Officer                                             212-687-8080
441-296-5858                                                 jtully@sardverb.com
bob.myron@pxre.com

PXRE GROUP LTD.                                              [NEWS RELEASE LOGO]
PXRE House                                                           [PXRE LOGO]
110 Pitts Bay Road, Pembroke HM 08
Bermuda
441 296 5858
441 296 6162 FAX



                 PXRE ANNOUNCES RECORD DATE AND MEETING DATE FOR
                         SPECIAL MEETING OF SHAREHOLDERS

--------------------------------------------------------------------------------


      HAMILTON, Bermuda -- May 24, 2007 -- PXRE Group Ltd. (NYSE: PXT) ("PXRE") today announced that it has scheduled a special meeting of shareholders to consider and vote on the issuance of common shares of PXRE and the other transactions contemplated by the previously announced agreement and plan of Merger by and among PXRE, PXMS Inc. and Argonaut Group, Inc. dated as of March 14, 2007.

      The special meeting will be held on Wednesday, July 25, 2007, at 10:30 am Atlantic Time / 9:30 am Eastern Time, at PXRE House, 110 Pitts Bay Road, Pembroke, HM 08, Bermuda. PXRE's shareholders of record at the close of regular trading on the New York Stock Exchange on Monday, June 4, 2007, will be entitled to notice of and to vote at the special meeting. A definitive proxy statement for the special meeting will be mailed to shareholders of record beginning on or about June 8, 2007.


ABOUT PXRE GROUP LTD.

      PXRE - with operations in Bermuda, Europe and the United States - provides reinsurance products and services to a worldwide marketplace. PXRE's primary focus is providing property catastrophe reinsurance and retrocessional coverage. PXRE also provides marine, aviation and aerospace products and services. PXRE's common shares trade on the New York Stock Exchange under the symbol "PXT."

      To request other printed investor material from PXRE or additional copies of this news release, please contact Jamie Tully or Lesley Bogdanow at Sard Verbinnen & Co, (212) 687-8080 or visit www.PXRE.com.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION

      In connection with the proposed merger transaction between PXRE and Argonaut Group, Inc., PXRE has filed with the SEC a registration statement on Form S-4 which contains a preliminary joint proxy statement/prospectus. The registration statement on Form S-4 has not been declared effective by the SEC. Investors and shareholders of PXRE and Argonaut Group, Inc. are urged to read the definitive joint proxy statement/prospectus (including any amendments or supplements thereto) and any other relevant materials regarding the proposed merger transactions (when they become available) because they contain or will contain important information about PXRE, Argonaut Group, Inc. and the proposed merger transaction. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PXRE with the SEC, may be obtained free of charge at the SEC's web site at http://www.sec.gov. In addition, investors and shareholders may obtain free copies of the documents filed with the SEC by PXRE by directing a written request to PXRE Group Ltd., Attention: Robert P. Myron, Chief Financial Officer, PXRE House, 110 Pitts Bay Road, Pembroke, HM 08 Bermuda or by calling 441-296-5858. Investors and shareholders are urged to read the definitive joint proxy statement/prospectus and any other relevant materials (when they become available) before making any voting or investment decisions with respect to the proposed merger transaction. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

      PXRE and its directors and executive officers and Argonaut Group, Inc. and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PXRE and Argonaut Group, Inc. in connection with the proposed merger transaction. Information regarding the special interests of these directors and executive officers in the proposed merger transaction is included in the preliminary joint statement/prospectus referred to above and will be included in the definitive joint proxy statement/prospectus (when it becomes available).

FORWARD LOOKING STATEMENTS

      Statements in this release that are not strictly historical are forward-looking and are based upon current expectations and assumptions of management. Statements included herein, as well as statements made by or on behalf of PXRE in its communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls, which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements, identified by words such as "intend," "believe," "anticipate," or "expects" or variations of such words or similar expressions are based on current expectations, speak only as of the date thereof, and are subject to risk and uncertainties. In light of the risks and uncertainties inherent in all future projections, the forward-looking statements in this report should not be considered as a representation by us or any other person that the Company's objectives or plans will be achieved. The Company cautions investors and analysts that actual results or events could differ materially from those set forth or implied by the forward-looking statements and related assumptions, depending on the outcome of certain important factors including, but not limited to, the following: (i) we face risks related to our proposed merger with Argonaut; (ii) if the merger with Argonaut is not completed, unless the Board of Directors identifies and implements a different operating strategic solution, we will not write or earn any material premiums in the future and, as a result, we expect to incur material operating losses since our remaining revenue is insufficient to cover our projected operating and other expenses; (iii) if the merger is not consummated, we may not be able to identify or implement a strategic alternative for PXRE; (iv) if the merger is not consummated and our Board of Directors concludes that no other feasible strategic alternative would be in the best interests of our shareholders, it may determine that the best course of action is to place the reinsurance operations of PXRE into runoff and eventually commence an orderly winding up and liquidation of PXRE operations over some period of time that is not currently determinable; (v) if the merger is not consummated and the Board of Directors elects to pursue a strategic alternative that does not involve the continuation of meaningful property catastrophe reinsurance business, there is a risk that the Company could incur additional material charges or termination fees in connection with our collateralized catastrophe facility and certain multiyear ceded reinsurance agreements; (vi) our ability to continue to operate our business, consummate the merger and to identify, evaluate and complete any other strategic alternative is dependent on our ability to retain our management and other key employees, and we may not be able to do so; (vii) adverse events in 2006 negatively have affected the market price of our common shares, which may lead to further securities litigation, administrative proceedings or both being brought against us; (viii) reserving for losses includes significant estimates, which are also subject to inherent uncertainties; (ix) because of potential exposure to catastrophes in the future, our financial results may vary significantly from period to period; (x) we operate in a highly competitive environment and no assurance can be given that we will be able to compete effectively in this environment; (xi) reinsurance prices may decline, which could affect our profitability; (xii) we may require additional capital in the future; (xiii) our investment portfolio is subject to significant market and credit risks which could result in an adverse impact on our financial position or results; (xiv) we have exited the finite reinsurance business, but claims in respect of finite reinsurance could have an adverse effect on our results of operations; (xv) our reliance on reinsurance brokers exposes us to their credit risk; (xvi) we may be adversely affected by foreign currency fluctuations; (xvii) retrocessional reinsurance subjects us to credit risk and may become unavailable on acceptable terms; (xviii) we have exhausted our retrocessional coverage with respect to Hurricane Katrina, leaving us exposed to further losses; (xix) recoveries under our collateralized facility are triggered by modeled loss to a notional portfolio, rather than our actual losses arising from a catastrophe event, which creates a potential mismatch between the risks assumed through our inwards reinsurance business and the protection afforded by this facility; (xx) our inability to provide the necessary collateral could affect our ability to offer reinsurance in certain markets; (xxi) the insurance and reinsurance business is historically cyclical, and we may experience periods with excess underwriting capacity and unfavorable premium rates; conversely, we may have a shortage of underwriting capacity when premium rates are strong; (xxii) regulatory constraints may restrict our ability to operate our business; (xxiii) any determination by the United States Internal Revenue Service ("IRS") that we or our offshore subsidiaries are subject to U.S. taxation could result in a material adverse impact on the our financial position or results; and (xxiv) any changes in tax laws, tax treaties, tax rules and interpretations could result in a material adverse impact on our financial position or results. In addition to the factors outlined above that are directly related to PXRE's business, PXRE is also subject to general business risks, including, but not limited to, adverse state, federal or foreign legislation and regulation, adverse publicity or news coverage, changes in general economic factors, the loss of key employees and other factors set forth in PXRE's SEC filings. The factors listed above should not be construed as exhaustive. Therefore, actual results or outcomes may differ materially from what is expressed or forecasted in such forward-looking statements. PXRE undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events (including catastrophe events), or otherwise.





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